# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: US Foods Holding Corp., CIK 0001665918
CUSIP: 912008109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9399 W. HIGGINS RD., SUITE 100, ROSEMONT, Illinois (IL), 60018
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-22-000870
Filed by CIK 0001386060

## Reporting persons
- Boston Partners: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 14,174,024; shared voting power 0; sole dispositive power 16,173,070; shared dispositive power 0; aggregate amount beneficially owned 16,173,070 (7.48% of the class)
  Comment: This Amendment No. 7 also corrects the Date of Event shown on the cover page of Amendment No. 6 (filed August 4, 2026; accession no. 0001386060-26-000038), which was inadvertently reported as 06/30/2025 and should have read 06/30/2026.

## Item 1. Issuer
Name of issuer: US Foods Holding Corp.
Address of issuer's principal executive offices:
9399 W. HIGGINS RD., SUITE 100, ROSEMONT, ILLINOIS
60018

## Item 2. Person Filing
Name of person filing: Boston Partners
Address of principal business office or, if none, residence:
ONE BEACON STREET
30TH FLOOR
BOSTON, Massachusetts
02108
Citizenship: Boston Partners - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 16,173,070
Percent of class: 7.48
Sole power to vote or to direct the vote: Boston Partners - 14,174,024
Shared power to vote or to direct the vote: Boston Partners - 0
Sole power to dispose or to direct the disposition: Boston Partners - 16,173,070
Shared power to dispose or to direct the disposition: Boston Partners - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule is being filed with respect 16,173,070 shares of US Foods Holding Corp. (the Common Stock) held by Boston Partners on 09/30/2026 for the discretionary account of certain clients. By reason of rule 13d-3 under the act Boston Partners may be deemed to be a beneficial owner of such Common Stock. To the knowledge of Boston Partners no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in item 4(b) hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boston Partners: /s/ Ali Farooqi, Ali Farooqi / Senior Compliance Manager (11/13/2026)